UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )

Harry Winston Diamond Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

41587B100

(CUSIP Number)

Geoffrey P. Gold, Esq.

Kinross Gold Corporation

Executive Vice President and Chief Legal Officer

25 York Street, Suite 1700,

Toronto, Ontario, Canada   M5J 2V5

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

March 19, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 41587B100

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Kinross Gold Corporation EIN: 650430083

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Province of Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power – 0 –

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power – 0 –

11	Aggregate Amount of Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) CO

Item 1.                   Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Shares (the “Common Shares”) of Harry Winston Diamond Corporation (the “Issuer”), a corporation organized under the federal laws of Canada.  The principal executive offices of the Issuer are located at P.O. Box 4569, Station A, Toronto, Ontario, Canada, M5W 4T9.

Item 2.                   Identity and Background

This Statement is being filed by Kinross Gold Corporation (the “Reporting Person” or “Kinross”), a corporation organized under the laws of the Province of Ontario, Canada.  The Reporting Person is a publicly traded entity that is principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of, gold bearing properties in the Americas, the Russian Federation and worldwide.  The address of the Reporting Person’s principal office and principal place of business is 25 York Street, Suite 1700, Toronto, Ontario, Canada   M5J 2V5.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person is set forth in Schedule A, which is attached hereto and incorporated herein by reference.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                   Source and Amount of Funds or Other Consideration

On March 19, 2009 Kinross entered into a Subscription Agreement with the Issuer (the “Subscription Agreement”) pursuant to which Kinross subscribed for 15,200,000 Common Shares (the “Shares”) at a price of $3.00 in cash per Share, representing a total investment of $45,600,000 (the “Investment”).  The Subscription Agreement is included as Exhibit 99.1 hereto and is hereby incorporated by reference herein.

The Investment closed on March 31, 2009. The source of the funds for the Investment was the working capital of Kinross.

Item 4.                   Purpose of Transaction

The information set forth and/or incorporated by reference in Items 2 and 3 above is hereby incorporated by reference into this Item 4.

Kinross purchased the Shares for investment purposes.  On July 23, 2010, Kinross entered into agreement (the “Bid Letter”) with BMO Nesbitt Burns Inc., GMP Securities L.P., Morgan Stanley Canada Limited and RBC Dominion Securities Inc. (collectively, the “Dealers”) to sell to the Dealers the entirety of the Shares at a price per share of C$12.65, being approximately C$192,280,000 in the aggregate, in connection with a block trade (the “Sale”) in which the Dealers subsequently place the Shares with various third parties. Kinross has also agreed that, for a period of 90 days following the date of the Bid Letter, it will not directly or indirectly, without the prior written consent of the Dealers, which consent shall not be unreasonably withheld, offer, sell, negotiate or enter into any agreement to sell, grant any option to purchase, transfer, assign or otherwise dispose of any equity securities  of the Issuer that it may subsequently obtain or other securities convertible into equity securities  of the Issuer or announce any intention to bring into effect the foregoing. The Bid Letter is attached hereto as Exhibit 99.2 and is hereby incorporated by reference herein.

In addition, on July 23, 2010 Kinross announced that it had reached an agreement in principle with the Issuer, pursuant to which Kinross will sell its  interest in Harry Winston Diamond Limited Partnership (the “LP”) to the Issuer for total consideration of $220 million, comprised of $50 million cash, $100 million in Common Shares, and a note payable in the amount of $70 million.  Based on the closing price of the Common Shares on the New York Stock Exchange on July 22, 2010, the $100 million in Common Shares would represent approximately 7.1 million Common Shares, or 8.5% of the total Common Shares presently outstanding. The LP is a limited partnership formed to hold a 40% interest in the Diavik Diamond Mine in the Northwest Territories, Canada, in which Kinross holds a 22.5% interest, acquired at the time that it acquired the Shares, and the Issuer indirectly holds a 77.5% interest.  The agreement in principle is subject to approval by the boards of both companies, definitive documentation, creditor consent, and Toronto Stock Exchange approval.

Pursuant to the Subscription Agreement, and effective as of April 2, 2009, Thomas M. Boehlert, the Executive Vice President and Chief Financial Officer of Kinross, was elected to the Issuer’s Board of Directors.  Pursuant to the Subscription Agreement, Kinross has a right to designate one individual to be nominated to the Board of Directors of the Issuer until such time as Kinross either no longer holds at least ten percent (10%) of the outstanding common stock of the Issuer or no longer beneficially owns the partnership units in the LP that it acquired concurrently with the Shares.  Following the consummation of the Sale, Kinross’s nomination right under the Subscription Agreement will terminate.

Except as otherwise set forth in this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A attached hereto, has present plans or proposals that relate to or would result in:

i.      the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

ii.     an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

iii.    a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

iv.    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

v.     any material change in the present capitalization or dividend policy of the Issuer;

vi.    any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

vii.   changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

viii.  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

ix.    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

x.     any action similar to any of those enumerated above.

Item 5.                   Interest in Securities of the Issuer

The information set forth and/or incorporated by reference in Items 2 through 4 above is hereby incorporated by reference into this Item 5.

(a) and (b) On March 19, 2009, pursuant to the Subscription Agreement, Kinross obtained the sole power to vote, direct the vote, dispose and direct the disposition of 15,200,000 Common Shares of the Issuer, which represented 19.9% of the outstanding Common Shares at that time.

On July 23, 2010, Kinross entered into the Bid Letter with respect to the Sale.  Following the Sale, Kinross no longer holds beneficial ownership in any Common Shares.

As described in Item 4 above, if the agreement in principle with the Issuer with respect to the sale of the LP interest is consummated, Kinross expects to acquire approximately 7.1 million

Common Shares (based on the closing price of the Common Shares on the New York Stock Exchange on July 22, 2010), representing approximately 8.5% of the total Common Shares presently outstanding.

Except as set forth in this Statement, to the knowledge of the Reporting Person as of the date of this Statement, none of its executive officers or directors named in Schedule A attached hereto owns any Common Shares.

(c)           Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A attached hereto, has effected any transactions in the Common Shares during the past sixty days, other than as disclosed in Item 4.

(d)           The Reporting Person knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares covered by this Statement.

(e)           Not applicable.

Item 6.                                                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth and/or incorporated by reference in Items 2 through 5 above is hereby incorporated by reference into this Item 6.

To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, between the persons named in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.   Material to be Filed as Exhibits

Exhibit Number	Description
99.1

Subscription Agreement between Harry Winston Diamond Corporation and Kinross Gold Corporation dated March 19, 2009 (incorporated by reference to Exhibit 99.2 to Kinross’s Report of Foreign Private Issuer on Form 6-K dated March 30, 2009 (Commission File Number 001-13382))

99.2	Letter Agreement among Kinross Gold Corporation, BMO Nesbitt Burns Inc., GMP Securities L.P., Morgan Stanley Canada Limited and RBC Dominion Securities Inc., dated July 23, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 23, 2010

KINROSS GOLD CORPORATION

By:	/s/ Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Executive Vice President and Chief Legal Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF KINROSS GOLD CORPORATION

Schedule A sets forth the following information with respect to each executive officer and director of Kinross Gold Corporation (“Kinross”): (i) name, (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.  The address of Kinross’ principal place of business is 25 York Street, Suite 1700, Toronto, Ontario, Canada, M5J 2V5.

Name	Business Address	Present Principal Occupation	Citizenship

Tye W. Burt President and Chief Executive Officer and Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	President and Chief Executive Officer and Director of Kinross	Canada

Rick A. Baker Senior Vice President, Environment and Project Planning	5370 Kietzke Lane, Suite 102, Reno, Nevada, 89511	Senior Vice President, Environment and Project Planning of Kinross	U.S.A.

Tim C. Baker Executive Vice President and Chief Operating Officer	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Executive Vice President and Chief Operating Officer of Kinross	Canada

Thomas M. Boehlert Executive Vice President and Chief Financial Officer	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Executive Vice President and Chief Financial Officer of Kinross	U.S.A.

Geoffrey P. Gold Executive Vice President & Chief Legal Officer	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Executive Vice President & Chief Legal Officer of Kinross	Canada

Paul Rollinson Executive Vice President, Corporate Development	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Executive Vice President, Corporate Development of Kinross	Canada

Lisa Colnett Senior Vice President, Human Resources and Corporate Services	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Senior Vice President, Human Resources and Corporate Services of Kinross	Canada

James Crossland Executive Vice President, External Relations and Corporate Responsibility	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Executive Vice President, External Relations and Corporate Responsibility of Kinross	Canada

Robert D. Henderson Senior Vice President, Technical Services	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Senior Vice President, Technical Services of Kinross	Canada

Christopher T. Hill Senior Vice President and Treasurer	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Senior Vice President and Treasurer of Kinross	Canada

Dr. Kenneth Thomas Senior Vice President, Projects	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Senior Vice President, Projects of Kinross	Canada

John E. Oliver Independent Chairman	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Independent Chairman of Kinross	Canada

John A. Brough Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada

John K. Carrington Director	25 York Street, Suite 1700, Toronto, Ontario, Canada	Corporate Director	Canada

M5J 2V5

John M.H. Huxley Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada

John A. Keyes Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada

Catherine McLeod-Seltzer Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Chairman and Director, Pacific Rim Mining Corp. #1050 - 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6	Canada

George F. Michals Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada

John E. Oliver Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada

Terence C.W. Reid Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada